Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of BancFirst Corporation (the Company) on Form S-8 of our report dated February 26, 2019, on our audits of the consolidated financial statements of Bancfirst Corporation as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and that report is included in the Company’s Annual Report on Form 10-K.  We also consent to the incorporation by reference of our report dated February 26, 2019, on our audit of the internal control over financial reporting of the Company as of December 31, 2018, which is included in the Annual Report on Form 10-K.

BKD, LLP

Oklahoma City, Oklahoma

August 13, 2019